PURPOSE
PROGRESS
PERFORMANCE

BHLB

ANNUAL REPORT

2022

Berkshire**Hills**
Bancorp™

NYSE: **BHLB**

 SYRACUSE

NY

 ALBANY

VT


 MANCHESTER

NH

BURLINGTON


 PITTSFIELD

MA



 WORCESTER

BOSTON

 SPRINGFIELD

RI

CT

 HARTFORD

 WILLIMANTIC

PROVIDENCE

NEW HAVEN

Berkshire Bank

(BERKSHIRE HILLS BANCORP | NYSE: BHLB)

Berkshire Hills Bancorp, Inc. (NYSE: BHLB) is the parent company of Berkshire Bank. Founded in 1846, the Bank sets itself apart as a leader in environmental, social and governance (ESG) performance, demonstrating that corporations can deliver both financial returns and meaningful change to benefit future generations. It also differentiates through its DigiTouch^{SM} strategy that combines extraordinary community bank service with convenient, user-friendly technology enabled through leading fintech partnerships.

OUR VISION

To be a high-performing, leading socially responsible community bank in New England and beyond.

OUR MISSION

To empower the financial potential of individuals, families, businesses and organizations by making banking available where, when and how it's needed.

OUR BRAND PROMISE

Where you bank matters.

BERKSHIRE BANK AT A GLANCE

» **Assets:** $11.7B

» **Lines of business:** Retail Banking, Consumer Lending & Payments, Commercial Banking, Wealth Management and Private Banking, as well as 44 Business Capital, Berkshire's national, direct small business lending division providing SBA loans

» **Community banking footprint:** 100 financial centers, 150 ATMs and MyTeller^{SM} ITMs in Massachusetts, New York, Vermont, Connecticut and Rhode Island

» **Workforce:** More than 1,300 Berkshire Bankers

» **Headquarters:** Boston

» **Founded:** 1846 in the Berkshires in western Massachusetts

Where You Bank — and Invest — Matters

DEAR STAKEHOLDERS,

At Berkshire Bank, we firmly believe that when we stop getting better, we stop being good. That's why we spent 2022 working tirelessly to build a better tomorrow — for our customers, employees, shareholders, communities and, by extension, for Berkshire Bank itself.

It was the continuation of a unique purpose-driven, values-guided comeback story centered around Berkshire's Exciting Strategic Transformation (BEST) program. At its heart is the belief that where you bank matters, and the success of our franchise is intricately linked to the success of our communities and all stakeholders. For more than 175 years, this has been part of our DNA. Today, this commitment to empower our stakeholders' potential is the driving force behind all that we do and our efforts to fulfill our brand promise that where you bank matters.

We delivered robust improvement across target financial metrics in 2022 including return on tangible common equity (ROTCE) and return on assets (ROA), which are already at the low end of our BEST program 2024 targets. This in turn contributed to strong outperformance by our stock compared to the broad market and our industry. We returned more capital to our shareholders and, thanks to our strong capital position, remain well poised to support our strategically important initiatives for profitable growth in coming years.

We detail the meaningful progress we made last year in this report. Other noteworthy highlights from the year include:

- Recognition as one of the top 10 most trustworthy banks in the United States in 2022 by Newsweek's "America's Most Trustworthy Companies."

- Recording our highest level of employee engagement, ensuring Berkshire remains a great place to work as evidenced by our being named one of "America's Best Midsize Employers" in 2023 by Forbes.

- Solidifying the organization as a leader among socially responsible, sustainable and ethical businesses by earning a spot in the top 17% of U.S. banks and delivering the first U.S. public community bank holding company sustainability bond, important strategic distinctions that also drive our commercial performance.

LETTER CONTINUES »



LETTER FROM OUR CEO

Nitin J. Mhatre
Chief Executive Officer

2022 HIGHLIGHTS

» **7%** *total shareholder return;* **14%** *outperformance versus industry stock index (KRX)*

» **50%** *increase in quarterly dividend*

» *Newsweek's "America's Most Trustworthy Companies"*

» *LETTER CONTINUED*

As I write this letter, the American and global economies are experiencing inflation, slowing growth and disruption in the banking sector. Community banks play an essential role in the economic fabric of every community. No other bank in our markets can serve our customers and communities as well as Berkshire Bank and without community banks, many small businesses and neighborhoods would be left behind. Against this backdrop, we remain resolved to maintain our position of strength and progress toward our vision.

Leading the way forward is a blend of seasoned and new members of our executive team and board of directors who are energized and ready to move forward with differentiated, responsible growth, all while keeping our customers squarely in the center of our plans.

We will constantly innovate to serve our customers better and more efficiently, so that we can continue to reinvest in our customer experience, our employee experience and our communities. In the coming months, we expect to roll out our new mobile app and online banking platform for consumers and small businesses that will help us to deliver a best-in-class digital experience, combined with the exceptional personal service and invaluable human connection that our Berkshire Bankers provide.

Despite the uncertainty in the broader economic environment, the steadfast commitment of our bankers to provide exceptional service to our customers continues to inspire me every day. We believe our differentiated approach and purpose-driven orientation provides us with a distinct advantage over our competitors. Working together with our stakeholders, we are committed to our vision to become a high-performing, leading socially responsible community bank in New England and beyond.

Best regards,

Nitin J Mhatre

Nitin J. Mhatre
Chief Executive Officer

WHERE YOU INVEST MATTERS



Berkshire Hills Bancorp, Inc. (BHLB) rang the opening bell at the New York Stock Exchange (NYSE) on Nov. 9, 2022, in celebration of the 10th anniversary of its NYSE listing and its accelerating momentum toward becoming a high-performing, leading socially responsible community bank in New England and beyond.

WHY BERKSHIRE HILLS BANCORP?

» Demonstrated profitability enhancement

» Conservative credit culture and above-industry credit quality

» Team bolstered with strong blend of new and seasoned executives and board directors

» Disciplined expense management with revenue-focused investments

» Robust capital position to support responsible growth

» DigiTouch[SM] strategy combining extraordinary customer service with leading technology

» Leader in environmental, social and governance (ESG) performance

» Diverse and resilient customer and deposit franchise

BERKSHIRE'S LINES OF BUSINESS

COMMERCIAL BANKING

Provides a full suite of commercial banking solutions with personalized and responsive service from experienced bankers across verticals such as Commercial Real Estate, Commercial Middle Market and Business Banking.

- Differentiating strategic loan verticals, including 44 Business Capital (SBA) and Asset-Based Lending

- Specialties with high growth potential including family enterprise finance and nonprofit

- High average tenure of commercial bankers

- Growth in originations and balances primarily driven by existing customers

» **13%** *loan growth Year over Year (YOY)*

RETAIL BANKING

Robust network of community-based financial centers supported by our DigiTouch℠ commitment to combining extraordinary community bank service with user-friendly technology to provide a comprehensive offering of financial solutions for consumers and small businesses.

- MyBanker: Free financial planning and single point of contact for all your banking needs

- Growing specialty sectors, including small business, nonprofit and Bank@Work

- Digital roadmap includes new best-in-class online and mobile solutions, MyTeller ITM network

- Driving improvements in the customer experience through J.D. Power partnership

» **3%** *increase in average non-interest-bearing deposits*

CONSUMER LENDING & PAYMENTS

Delivers a full suite of residential mortgage and consumer loan products across Berkshire's New England and New York footprint.

- Reengineered mortgage operations to drive efficiency; loans close in less than 30 days

- Superior service, expertise and speed from highly productive mortgage bankers

- Enhancing customer experience with revamped website, online and video chat functions

- Deepening customer relationships, and ~80% of mortgage customers new to bank

» **~$600M** *in mortgage lending by Berkshire originators*

WEALTH MANAGEMENT & PRIVATE BANKING

Serves a diverse private banking and wealth management clientele, including individuals and families, nonprofits, foundations and endowments, and businesses with comprehensive investment, financial planning, and fiduciary services to meet their unique needs and objectives.

- Launched Center for Women, Wellness and Wealth in 2022

- Continued growth of socially responsible investing (SRI) products launched in 2021

- Seasoned teams, tailored solutions, strong customer relationships, expanding addressable market

- Extensive capabilities in trust and estates, custody services, nonprofits and more

» **$1.7B** *wealth assets under management*

BERKSHIRE'S EXCITING STRATEGIC TRANSFORMATION

Berkshire's Exciting Strategic Transformation (BEST) is our self-funded plan to evolve into a better and stronger Bank by enhancing the customer experience and stakeholder value while delivering profitable growth and strengthening our community impact.

PILLARS

OPTIMIZE

Footprint, processes, procurement, products, pricing

DIGITIZE

Account openings, customer journey and insights, marketing tech integration

ENHANCE

Profitable account growth, customer and employee engagement, capital management

ADVANCING ALONG THE BEST PATH TO HIGH PERFORMANCE

Berkshire is advancing along the path to high performance under BEST, growing responsibly as we progressed across our BEST objectives to optimize, digitize and enhance in 2022.

STRONG IMPROVEMENT IN KEY FINANCIAL MEASURES

- 18% growth in net interest income
- Record fourth quarter earnings per share (EPS) of $0.69
- Efficiency ratio, or expenses as a percentage of revenue, of 64% (-565 basis points (BPS) YOY)

RETURNED ~$150M IN CAPITAL

(dividends plus repurchases) in FY22 (~60% higher than FY21)

ACHIEVED BEST GOAL

Top quartile score in environmental, social and governance (ESG) performance, demonstrating our commitment to delivering both financial returns and meaningful change to benefit future generations

PROGRESS

⚙ OPTIMIZE

- Ongoing real estate rationalization and procurement activities

- Completed financial center optimizations (overall network reduced by ~25% from 2019)

- Strong balance sheet bolstered by continued balance sheet de-risking

▦ DIGITIZE

- Mobile app rating is up from 1.6 stars in 2020 to 4.7 stars in 2022

- Developing best-in-class online and mobile solutions for consumer and small business customers

- Completed foundational components of digital transformation roadmap

- Enhancing data warehouse and building infrastructure for easier application integrations

↗ ENHANCE

- Enhancing customer experience through J.D. Power partnership

- Highest recorded level of employee engagement through Mercer survey

- Launched transformational marketing brand campaign, *Where You Bank Matter*s

- Rolled out rewards and recognition program and enhanced incentive plans for employees

TARGETS & PERFORMANCE

BEST 3-YEAR TARGET FOR JUNE 2024



	ROTCE	ROA	PPNR○	ESG	NPS□
Target	10–12%	100–105 BPS	$180M–200M	TOP 25%	TOP 25%
	Increase **ROTCE** by 700–900 BPS●	Increase **ROA** by 75–80 BPS●	Increase **PPNR** by $80M–100M●	Become top quartile bank by leading **ESG Indexes in U.S.**▪	Become top quartile Net Promoter Score bank in New England



	%	BPS	$M	Percentile	Percentile
4Q22▲	9.8	100	180	17	
FY22	8.9	89	136	17	N/A
FY21	7.7	70	102	24	
FY20	3.2	24	109	39	

Financial information is non-GAAP data; please see back cover for more information.

FINANCIAL HIGHLIGHTS

FINANCIAL CONDITION ($ MILLIONS—PERIOD END)

	FY22	FY21	FY20
Total Assets	$11,663	$11,555	$12,838
Total Cash and Equivalents	685	1,628	1,558
Total Securities	2,033	2,549	2,223
Total Loans	8,335	6,826	8,082
Intangibles	24	30	35
Deposits	10,327	10,069	10,216
Borrowings	126	111	572
Shareholders' Equity	954	1,182	1,188

OPERATING RESULTS ($ MILLIONS)

	FY22	FY21	FY20
Net Interest Income	$345	$291	$317
Non-Interest Income	69	143	66
Total Net Revenue	414	434	383
Provision for Loan Losses	11	(1)	76
Non-Interest Expense	289	286	840
Net Income/(Loss)	93	119	(533)
ROTCE*	8.26%	10.80%	(48.60%)
ROTCE Adjusted*	8.94%	7.74%	3.18%

PER COMMON SHARE DATA ($)

	FY22	FY21	FY20
Earnings/(Loss)	$2.02	$2.39	$(10.60)
Earnings Adjusted*	2.19	1.69	0.60
Dividends	0.54	0.48	0.72
Book Value	21.51	24.30	23.37
Tangible Book Value*	20.95	23.69	22.68

Note: ROTCE Adjusted, Earnings Adjusted and Tangible Book Value are non-GAAP financial measures; see Form 10-K for discussion and further detail. 2020 loss due to $554 million goodwill write-off expense. ROTCE stands for return on tangible common equity.

WELL POSITIONED VS PEERS

	BHLB	PEERS
Well Distributed Deposits *(average account size, excluding retirement)*	$29,100	$37,600
Above Average Liquidity *(on-hand liquidity/liabilities)*	20.0%	13.0%
Strong Capital—CET1 Ratio *(common equity tier 1 capital/ risk weighted assets)*	12.4%	11.7%
Higher Net Interest Margin *(4Q22)*	3.84%	3.67%

*Note: Source is S&P Global Market Intelligence.
Peer data is U.S. exchange traded banks with assets $7–25 billion.
All data is peer median as of 4Q22.*

TOTAL CUMULATIVE STOCK RETURN 2021 AND 2022



***KBW NASDAQ Regional Banking Index.
Source: S&P Global Market Intelligence*

PURPOSE & PERFORMANCE THAT MATTERS

ENVIRONMENTAL, SOCIAL & GOVERNANCE (ESG)

Since our founding in 1846, Berkshire has been committed to empowering the financial potential of our customers and communities. Today, we are at the forefront of environmental, social and governance (ESG) performance, demonstrating that corporations can deliver both financial returns and meaningful change to benefit future generations.

Our purpose and our ESG activities drive our commercial performance, creating capacity to invest more in our business, customers, employees, communities and shareholders.

We're proud to be consistently **ranked as one of the top U.S. banks for ESG performance**, a leader among community banks in integrating ESG standards into business strategy and operations, and one of the **first banks in the country to establish a dedicated committee of its board of directors to oversee ESG matters.**





BerkshireHills Bancorp
BHLB
PURPOSE & PERFORMANCE THAT MATTERS
2022
ENVIRONMENTAL, SOCIAL & GOVERNANCE REPORT

For more information on our ESG program and BEST Community Comeback, see our 2022 ESG Report: ***berkshirebank.com/esg2022***

BEST COMMUNITY COMEBACK

Berkshire's $5 billion BEST Community Comeback outlines how BEST will help our communities by empowering our stakeholders' financial potential in four areas critical to their long-term vibrancy and success:

- Fueling Small Businesses
- Community Financing and Philanthropy
- Financial Access and Empowerment
- Environment



Some examples of how it has helped so far:

- $1+ billion in lending to low- to moderate-income neighborhoods
- $300+ million to support low-carbon projects
- $5.5 million in community contributions

SUSTAINABILITY BOND

Berkshire became **the first U.S. community bank holding company with under $150 billion in assets to issue a sustainability bond** with a $100 million issuance in 2022. The company intends to use an amount equal to the net proceeds to finance or refinance new or existing social and environmental projects such as renewable energy and affordable housing. Through the bond, Berkshire has already supported affordable housing projects in Berkshire County, Massachusetts, and Hartford, Connecticut, as well as a green building project in greater Boston.



Berkshire Sustainable Financing Framework
June 2022
SUSTAINALYTICS SECOND-PARTY OPINION
BerkshireBank

WHERE YOU BANK MATTERS — TRANSFORMATIONAL BRAND CAMPAIGN

How your bank puts your money and its own resources to work in your community through investments and lending has a direct impact on ensuring a better tomorrow for everyone.

We bring this message to life in unique and compelling ways with our new "Where You Bank Matters" marketing campaign as part of our ongoing efforts to revitalize and sharpen the focus of our brand.

Where You BANK Matters

WATCH THE TV SPOT













RECOGNITION

Forbes 2023 America's Best Mid-Size Employers · Human Rights Campaign Best Places to Work 2022 for LGBTQ+ Equality, 100% Corporate Equality Index · 2022 Massachusetts Sustainable Business of the Year · Bloomberg Gender-Equality Index 2022 · Newsweek America's Most Trustworthy Companies 2022

LEADERSHIP TEAM



NITIN MHATRE

PRESIDENT, CHIEF EXECUTIVE OFFICER



SEAN GRAY

CHIEF OPERATING OFFICER



DAVID ROSATO

CHIEF FINANCIAL OFFICER



LUCIA BELLOMIA

HEAD OF RETAIL BANKING



PHILIP JURGELEIT

CHIEF CREDIT OFFICER



JIM BROWN

HEAD OF COMMERCIAL BANKING



GREGORY LINDENMUTH

CHIEF RISK OFFICER



JENNIFER CARMICHAEL

CHIEF INTERNAL AUDIT OFFICER



WM. GORDON PRESCOTT

GENERAL COUNSEL AND CORPORATE SECRETARY



JACQUELINE COURTWRIGHT

CHIEF HUMAN RESOURCES AND CULTURE OFFICER



SUMANT PUSTAKE

CHIEF STRATEGY AND TRANSFORMATION OFFICER



ASHLEE FLORES

CHIEF COMPLIANCE OFFICER



ELLEN STEINFELD

HEAD OF CONSUMER LENDING AND PAYMENTS



JASON WHITE

CHIEF INFORMATION OFFICER

Berkshire Hills Bancorp, Inc.—BHLB | berkshirebank.com

BOARD OF DIRECTORS



DAVID M. BRUNELLE

CHAIRPERSON OF THE BOARD,
MANAGING DIRECTOR OF
NORTH POINT WEALTH MANAGEMENT



BAYE ADOFO-WILSON, ESQ.

CEO OF BAW DEVELOPMENT, LLC



NINA A. CHARNLEY

FORMER SENIOR MANAGING DIRECTOR,
ENTERPRISE CUSTOMER EXPERIENCE
EXECUTIVE AT TIAA



JOHN B. DAVIES

FORMER EVP OF
MASSACHUSETTS MUTUAL
LIFE INSURANCE COMPANY



MIHIR A. DESAI

PROFESSOR OF FINANCE AT
HARVARD BUSINESS SCHOOL
AND PROFESSOR OF LAW AT
HARVARD LAW SCHOOL



WILLIAM H. HUGHES III

PRESIDENT AND CEO OF
EDUCATION DESIGN LAB



JEFFREY W. KIP

CEO OF ANGI INTERNATIONAL



DR. SYLVIA MAXFIELD

DEAN OF THE PROVIDENCE COLLEGE
SCHOOL OF BUSINESS



NITIN MHATRE

CEO OF BERKSHIRE HILLS
BANCORP, INC.



LAURIE NORTON MOFFATT

DIRECTOR AND CEO OF
THE NORMAN ROCKWELL MUSEUM



KARYN POLITO

PRINCIPAL, POLITO DEVELOPMENT
CORPORATION AND FORMER
MASSACHUSETTS LIEUTENANT GOVERNOR



ERIC S. ROSENGREN

FORMER PRESIDENT AND CEO OF
FEDERAL RESERVE BANK OF BOSTON



JONATHAN I. SHULMAN

FORMER EVP AND TREASURER OF
KEYCORP



MICHAEL A. ZAITZEFF

CO-FOUNDER AND MANAGING MEMBER OF
VM GP II LLC

CORPORATE OFFICES

Berkshire Hills Bancorp, Inc.
60 State Street
Boston, MA 02109
833-BERKBNK
berkshirebank.com »

STOCK LISTING

Berkshire Hills Bancorp, Inc., is listed on the New York Stock Exchange under the symbol "BHLB."

BHLB LISTED NYSE

INVESTOR INFORMATION

Investor Relations
Attn: Kevin Conn
Berkshire Hills Bancorp, Inc.
617-641-9206
investorrelations@berkshirebank.com »
ir.berkshirebank.com »

TRANSFER AGENT AND REGISTRAR

Shareholders who wish to change the name, address or ownership of stock, report lost stock certificates, inquire about the Dividend Reinvestment Plan or consolidate stock accounts should contact:

Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717
844.458.9357
shareholder@broadridge.com »
shareholder.broadridge.com/bhlb »



BerkshireHills Bancorp
BHLB
PURPOSE & PERFORMANCE THAT MATTERS
2022
ENVIRONMENTAL, SOCIAL & GOVERNANCE REPORT

For more information on our ESG program and BEST Community Comeback, see our 2022 ESG Report: ***berkshirebank.com/esg2022***







This document contains forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995). There are several factors that could cause actual results to differ significantly from expectations described in the forward-looking statements. For a discussion of such factors, please see Berkshire's most recently filed reports on Forms 10-K and 10-Q, which are available on the SEC's website at www.sec.gov. Berkshire does not undertake any obligation to update forward-looking statements.

Banking products are provided by Berkshire Bank: Member FDIC. Equal Housing Lender. Berkshire Bank is a Massachusetts chartered bank.





Investment products are NOT FDIC-INSURED, are NOT A BANK DEPOSIT, NOT GUARANTEED BY THE BANK, NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY and MAY LOSE VALUE.

● Improvement over FY20 baseline, driven by BEST program over 3 years starting 3Q21. ■ ESG Index ratings are on an end of period basis: MSCI, ISS-ESG, Sustainalytics, Bloomberg. ▲ All numbers on an adjusted basis. ○ 4Q22 adjusted PPNR annualized ($ million). □ J.D. Power is building a sample size to rank our NPS vs. peers, which is targeted to be available in 2023. See Form 10-K and 4Q22 earnings release for comparison of GAAP and adjusted data.

MEMBER FDIC

EQUAL HOUSING LENDER

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